

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 12, 2008

Via U.S. Mail

Paul J. Klaassen
Director and Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

> **RE:** **Sunrise Senior Living, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **File No. 1-16499**
> **Filed March 24, 2008**
>
> **Supplemental Correspondence dated May 20, 2008**

Dear Mr. Klaassen:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in an amended Form 10-K. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In light of the issues presented by the staff's previous letter, and the timing uncertainty associated with your FY2007 10-K, we continue to believe that you should amend your

FY2006 10-K in response to both our earlier comments as well as the ones presented below.

2. We note your request for confidential treatment for your responses to our prior comments 5 (except for the first paragraph)-8 and 13; however, the basis for your request is unclear. Your responses are integral to an understanding of your disclosure relating the Special Independent Committee's investigation and accounting review and do not appear to warrant confidential treatment. Please provide us with your analysis in support of confidential treatment pursuant to Rule 83 or include your entire response to our previous comments on EDGAR.

Item 1A. Risk Factors, page 30
Our potential indemnification obligations and limitations on our director and officer liability insurance may have…., page 34

3. We note your response to prior comment 2. Please clarify whether your D&O insurance policies will reimburse the company for the costs involved in defending any securities actions against any of your current or former executive officers if they are eventually found liable for securities law violations.

Our failure to comply with financial obligations contained in debt instruments…, page 41

4. We note your response to prior comment three, but our comment was not limited to the period ending December 31, 2006. Indicate whether you were in compliance with the financial covenants highlighted in the risk factor as of the filing date of your Form 10-K.

Item 3. Legal Proceedings, page 48

5. We note your response to prior comment four and are unable to agree. The phrase "certain actions" is vague and require further detail to adequately describe the nature of the litigation as required by Item 103 of Regulation S-K. The fact that the litigation has been settled following the period covered by the Form 10-K is not relevant for the disclosure that is required in this Form 10-K. We reissue our prior comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57
Special Independent Committee Inquiry and Accounting Review, page 59

6. We note your response to prior comments 5-7. We note from your response that the Special Independent Committee of your Board of Directors identified instances of inappropriate accounting with respect to certain provisions into and/or releases from: (1) the reserve for health and dental insurance claims; (2) the corporate bonus accrual; and (3) the reserve for abandoned projects. It is clear from your disclosure, that the Special Independent Committee has made a distinction between "inappropriate accounting" and

unintentional accounting errors. In this regard, revise to disclose that this portion of the review related to inappropriate provisions into and releases from the above-mentioned reserves and why the term "inappropriate" has been used to describe them.

7.   We note your response that prior comments five through seven. In light of your supplemental response, expand your disclosure to indicate that the Special Independent Committee did not reach any conclusion as to the underlying reason or reasons for any specific instance of inappropriate accounting, including the inappropriate adjustments to certain accruals and reserves during the third quarter of 2003 through the fourth quarter of 2005. In addition, further clarify that neither the Special Independent Committee nor management specifically quantified each instance of inappropriate accounting with respect to such accruals and reserves because neither concluded the adjustments were material on an individual basis, and the total adjustments for the accruals and reserves are reflected in the restated financial statements.

8.   We note your response to prior comment eight. Please expand your disclosure to make clear that in addition to the allegations of the SEIU, the Special Independent Committee investigated possible inappropriate accounting relating to one judgmental reserve based upon questions raised by a "mid-level accounting person" at the company.

9.   Please provide an analysis to support your statement that details as to the reason(s) why the Special Independent Committee handled its investigation relating to accruals and reserves separately is not meaningful to investors and does not warrant disclosure in your Form 10-K for 2006.

Notes to Consolidated Financial Statements
Note 3. Significant Accounting Policies, page 125
Loss Reserves for Certain Self-Insured Programs, page 129

10.   We note your response to prior comment 14. There is no requirement under a 1934 Act filing to obtain a consent from an expert. However, since you have chosen to make reference to the use of a valuation firm or other expert in a periodic report, we expect you to disclose the name of the expert. Alternatively, you may choose to delete the reference to the expert. Please revise accordingly.

Note 6. Acquisitions, page 134
The Fountains, page 136

11.   We note your response to prior comment 15. Please provide us with the analysis used to support your conclusions that (i) the total equity at risk is sufficient to permit the venture to finance its activities without additional financial support, and (ii) the holders of the equity investment at risk have the obligation to absorb the expected losses of the venture. As part of your response, provide us a schedule that outlines (i) the equity investment at risk, (ii) the venture's total assets, (iii) the venture's expected losses, and (iv) your analysis of paragraphs 5(b)(2), 9 and 10 of FIN 46(R).

12.   Tell us more information about this venture including its name, the structure (i.e., LP, LLC) of the venture and significant details in the joint venture agreement regarding allocation of profit and losses, distributions, liquidation and rights of each venturer. If the venture was structured as a limited partnership, tell us who the GP is, and whether the LP has kick-out rights, liquidation rights or participating rights. If you performed an EITF 04-5 analysis for this entity, please provide it to us in your response.

Investments in Unconsolidated Communities, pages 144-145

13.   Since your share of earnings and return on investment in Metropolitan Senior Housing LLC, Sunrise First Assisted Living Holdings LLC and Sunrise Second Assisted Living Holdings LLC exceeds 20% of your Income Before Income Taxes in the year ended December 31, 2006, you are required to provide separate audited financial statements for each of Metropolitan Senior Housing LLC, Sunrise First Assisted Living Holdings and Sunrise Second Assisted Living Holdings LC for the year ended December 31, 2006 in accordance with Rule 3-09 of Regulation S-X.. Please revise or advise.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Paul J. Klaassen
Sunrise Senior Living, Inc.
June 12, 2008
Page 5

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director